82-3470

03 NOV 21 AM 7:21

03037680

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

17th November, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

Disclosure of Change in Shareholding of Director or Officer under the SEBI (Prohibition of Insider Trading) Regulations, 1992 ('Regulations')

Enclosed please find a statement, in the prescribed format, showing changes in shareholding of Director or Officer of the Company, as required under Regulation 13(6) of the Regulations.

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Enclosed: as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

FORM D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(4) and (6)]

Regulation 13(6) – Details of change in shareholding of Director or Officer of a Listed Company

Name & Address of Director / Officer	No. & % of shares / voting rights held by the Director / Officer (Singly and / or jointly)	Date of receipt of allotment advice / acquisition/ sale of shares / voting rights	Date of intimation to company	Mode of acquisition (market purchase / public / rights / preferential offer etc.)	No. & % of shares / post acquisition / voting rights / sale	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy Value (Rs.)	Sell Quantity	Sell Value (Rs.)
Name: Mr. Yogesh Chander Deveshwar, Chairman & Wholetime Director Address: 10 Fountain Court, 7/1 Little Russell Street, Kolkata 700 071	No. of shares : 5,400 Percentage: 0.002%	17th November, 2003	17th November, 2003	Exercise of Options under the ITC Employee Stock Option Scheme	No. of shares : 15,887 Percentage: 0.006%	NA	NA	10,487	64,79,913.30	NA	NA

ITC Limited

(R. K. Singhi)
Deputy Secretary

Date : 17th November, 2003

ITC Limited
37 J. L. Nehru Road, KOLKATA-71